Exhibit A

FREE TRANSLATION

São Paulo, [●], 2022

Itaú Unibanco Holding S.A.

Praça Alfredo Egydio de Souza Aranha, 100

São Paulo, SP 04344-902

c/o: Milton Maluhy Filho (Milton.maluhy@itau-unibanco.com.br)

cc: álvaro F. Rizzi Rodrigues (alvaro.rodrigues@itau-unibanco.com.br)

Ownership in XP Inc.

Ladies and gentlemen,

We refer to the equity stake of XP Inc. (“XP”) held by Itaúsa S.A. (“Itaúsa”) and Itaú Unibanco Holding S.A. (“Itaú”), directly or indirectly. As you as aware, we have both disclosed our respective intentions to divest, over time, our respective equity stakes in XP.

Itaúsa and Itaú agree that if one of the parties resolves to make an unregistered sale of XP shares under Rule 144, the selling party must notify the other party, in writing, prior to the start of the sale procedures, (i) the number of shares the selling party wishes to sell and (ii)  the period during which the selling party wishes to make said sale, which may not exceed thirty days (the “Sale Notification”).

The notified party will have three days from their receipt of the Sales Notification to notify the selling party if it also wishes to sell XP shares, and in what quantity, observing in all cases the limits provided for in the applicable regulations. If the parties together intend to sell XP shares in a number exceeding the limits permitted by the applicable regulations in the respective period, each party shall be limited to sell 50% of the shares permitted by the limits in accordance with the applicable regulations, unless both parties mutually agree to another percentage of sale of the shares in question.

If the notified party indicates its intention to participate in the sale within the time limit cited above, the parties shall coordinate among themselves the procedure for sale, including dates (if possible), possible engagement of third parties, volume, price, notifications to the market or regulators, and/or other conditions which they deem necessary, though the sales need not be made together. The terms of this letter do not constitute or in any way create a shared right or obligation to voting rights relating to, or to the sale of, the shares beneficially owned by each party.

In any event, (i) the intention to make a sale shall be valid for the period set forth in the Sale Notification; any intended sale by the parties via Rule 144 after that period shall be subject to a new Sale Notification; and (ii) sales by each party shall be treated and implemented on a joint basis, without any party receiving preferential treatment or benefiting to the detriment of the other party.

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All communications between the parties relating to this letter shall be made via e-mail to the following recipients:

If to Itaú Unibanco:

Milton Maluhy Filho

milton.maluhy@itau-unibanco.com.br

with a copy, not constituting notice, to:

álvaro F. Rizzi Rodrigues

alvaro.rodrigues@itau-unibanco.com.br

If to Itaúsa:

Alfredo Egydio Setubal

asetubal@itausa.com.br

and

Priscilla Grecco Toledo

priscila.grecco@itausa.com.br

with a copy, not constituting notice, to:

Maria Fernanda Ribas Caramuru

fernanda.caramuru@itausa.com.br

This agreement shall be governed by the laws of the Federative Republic of Brazil and will be effective for one year from this date, and may be extended at the discretion of the parties.

Sincerely,

Itaúsa S.A.

In agreement,

Itaú Unibanco Holding S.A.

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